Exhibit 10.14

CARA THERAPEUTICS, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement (the “Agreement”) is entered into as of December 1, 2014, by and between Joseph Stauffer, D.O. (the “Executive”) and Cara Therapeutics, Inc. (the “Company”).

RECITALS

A. The Company desires the association and services of Executive and his skills, abilities, background and knowledge, and is willing to engage Executive’s services on the terms and conditions set forth in this Agreement.

B. Executive desires to be in the employ of the Company, and is willing to accept such employment on the terms and conditions set forth in this Agreement.

C. This Agreement supersedes any and all prior and contemporaneous oral or written employment agreements or arrangements between Executive and the Company or any predecessor thereof.

AGREEMENT

In consideration of the foregoing, the parties agree as follows:

1. EMPLOYMENT BY THE COMPANY.

1.1 Position and Duties. Subject to the terms and conditions of this Agreement, Executive shall hold the position of Chief Medical Officer. Executive’s duties and responsibilities shall be as directed by the Company’s Chief Executive Officer and are expected to include activities related to the following: overall responsibility for clinical development programs, including design and conduct of clinical trials, related site selection and management of physicians, CROs and clinical data; Investigator Brochures, Investigational Medicinal Product Dossiers and other documentation; primary liaison to regulatory agencies regarding clinical development; working with the Company’s Director of Regulatory Affairs and related personnel to ensure timely filing of clinical applications; working with the Company’s Vice President of Research and Development and clinical research team; attending meetings of the Company’s Board of Directors (the “Board”) as may be necessary; participate in communications, as necessary, with investment, analyst and other communities. The Company reserves the right to change or modify Executive’s title and/or duties as business needs may require. Executive shall devote Executive’s full business energies, interest, abilities and productive time to the proper and efficient performance of Executive’s duties under this Agreement. Executive shall report to the Company’s Chief Executive Officer.

1.2 Location. Executive shall work primarily from the Company’s current Shelton, Connecticut offices; provided that the Company reserves the right to require periodic business travel. Unless directed otherwise by the Company, Executive shall be permitted to work from his home office one day per week and the Company shall reimburse executive for expenses associated with staying overnight in the Shelton, Connecticut area up to $85 per night, with an annual cap on such reimbursement of $12,250.00.

1.3 Policies and Procedures. The employment relationship between the parties shall be governed by this Agreement and by the policies and practices established by the Company and/or its Board. In the event that the terms of this Agreement differ from or are in conflict with the Company’s policies or practices, this Agreement shall control.

1.4 Exclusive Employment; Agreement not to Participate in Company’s Competitors. Except with the prior written consent of the Company, Executive will not during employment with the Company undertake or engage in any other employment, occupation or business enterprise. During Executive’s employment, Executive agrees not to acquire, assume or participate in, directly or indirectly, any position, investment or interest known by Executive to be adverse or antagonistic to the Company, its business, or prospects, financial or otherwise, or in any company, person, or entity that is, directly or indirectly, in competition with the business of the Company. Ownership by Executive in professionally managed funds over which the Executive does not have control or discretion in investment decisions, or, as a passive investment, of less than two percent (2%) of the outstanding shares of capital stock of any corporation with one or more classes of its capital stock listed on a national securities exchange or publicly traded on a national securities exchange or in the over-the-counter market shall not constitute a breach of this Section.

1.5 Start Date. Executive’s employment with the Company shall commence on December 1st, 2014 (the “Start Date”).

2. AT-WILL EMPLOYMENT.

Executive’s employment relationship with the Company is, and shall at all times remain, at-will. This means that either Executive or the Company may terminate the employment relationship at any time, for any reason or for no reason, with or without cause or advance notice.

3. COMPENSATION AND BENEFITS.

3.1 Salary. The Company shall pay Executive a base salary at the annualized rate of Four Hundred Thousand Dollars ($400,000.00) (the “Base Salary”), less payroll deductions and all required withholdings, payable in regular periodic payments in accordance with the Company’s normal payroll practices. The Base Salary shall be prorated for any partial year of employment on the basis of a 365-day year. The Base Salary may be adjusted from time to time in the Company’s discretion.

3.2 Hiring Bonus. On the first regularly scheduled payroll date following the Start Date, Executive shall receive a one-time bonus in the amount of Thirty Thousand Dollars ($30,000.00), less required withholding and deductions. In the event Executive terminates his employment without Good Reason (as defined below) or is terminated for cause within the 12-month period following the Start Date, he will repay to the Company the net amount of this bonus that he received. The Executive shall not have to repay the bonus if terminated without Cause or if Executive resigns for Good Reason.

3.3 Performance Bonus. Executive will be eligible to earn an annual cash bonus with a target bonus of up to 40% of his Base Salary, based on the Board’s assessment of Executive’s individual performance and overall Company performance against objectives to be determined by the Company and communicated to Executive. In order to earn and receive the bonus, Executive must remain employed by the Company through and including the bonus payout date, which will be on or before March 15 of the year following the year for which it is paid. The determination of whether Executive has earned a bonus and the amount thereof shall be determined by the Board (and/or a committee thereof) in its sole and absolute discretion. The Company reserves the right to modify the bonus criteria and targets from year to year.

3.4 Equity. Subject to approval by the Board and subject to the terms of the Company’s 2014 Equity Incentive Plan (the “Plan”), Executive will be granted an option (the “Option”) to purchase 180,000 shares of the Company’s Common Stock (the “Option Shares”). Twenty-five percent of the Option Shares will vest on the first anniversary of the Start Date and the remaining 75% shall vest in equal amounts at the end of each calendar month for the 36-month period following the first anniversary of the Start Date. The exercise price of the Option will be equal to the fair market value of the Company’s Common Stock on the date of grant of the Option. The Option will be governed by the Plan and other documents issued in connection with the grant. It is understood and agreed that the Company will have no obligation to grant additional equity to Executive. The Company will consider providing additional equity incentives to Executive as part of its annual assessment of Executive’s performance. In the event of a “Change in Control” (as defined below), any unvested portion of the Option shares shall be (and shall be deemed) fully vested as of the time of the Change in Control.

3.5 Standard Company Benefits. Executive shall, in accordance with Company policy and the terms of the applicable plan documents, be eligible to participate in benefits under any benefit plan or arrangement that may be in effect from time to time and made available to similarly situated Company employees. The Company reserves the right to modify, add or eliminate benefits from time to time.

3.6 Expense Reimbursements. The Company will reimburse Executive for all reasonable business expenses Executive incurs in conducting his duties hereunder, pursuant to the Company’s usual expense reimbursement policies.

4. PROPRIETARY INFORMATION OBLIGATIONS.

As a condition of employment Executive agrees to execute and abide by the Company’s Proprietary Information and Inventions Assignment Agreement (“PIIA”).

5. TERMINATION OF EMPLOYMENT.

5.1 Termination Without Cause. In the event the Company terminates Executive’s employment without “Cause” (as defined below), then Executive shall receive payment for any earned but unpaid Base Salary and any accrued but unused vacation through and including the date of termination, less applicable withholding and deductions. In addition, provided that Executive executes a general release of claims in favor of the Company, in a form to be provided by the Company, which may require reasonable transition assistance, non-disparagement and confidentiality (the “Release”), and allows such Release to become effective, then the Company shall pay to Executive (i) an amount equal to Executive’s then current Base Salary for (x) a period of six months, if termination without Cause occurs on or before the first year anniversary of employment; or (y) a period of nine months if termination without Cause occurs after one year of employment (such applicable period is referred to as the “Severance Period”), less applicable withholdings, payable in equal installments over, as applicable, the six-month period or nine-month period on the Company’s regular payroll dates beginning with the first such date following the effective date of the Release; (ii) an amount equal to the pro-rated portion of bonus Executive was eligible to receive at the time of the termination without Cause (if any), payable in a lump sum on the date such bonuses are normally paid to other executives at the Company, but in no event later than March 15 of the year following the year for which the bonus is paid and less applicable withholdings; and (iii) the Company shall pay the premiums of Executive’s group health insurance COBRA continuation coverage, including coverage for Executive’s eligible dependents, during the Severance Period; provided, however, that (a) Executive and his eligible dependents timely elect COBRA continuation coverage; (b) the Company shall pay premiums for Executive’s eligible dependents only for coverage for which those eligible dependents were enrolled immediately prior to the termination without Cause; and (c) the Company’s obligation to pay such premiums shall cease immediately upon Executive’s eligibility for comparable group health insurance provided by a new employer of Executive. To receive the payments under (i), (ii), and (iii) above, Executive’s termination must constitute a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)) and Executive must execute and allow the Release to become effective within sixty (60) days of Executive’s termination. Such payments shall not be paid prior to the sixtieth (60th) day following Executive’s termination, rather, subject to the aforementioned conditions, on the sixtieth (60th) day following Executive’s termination, the Company will pay Executive such payments in a lump sum that Executive would have received on or prior to such date under the original schedule, with the balance of such payments being paid as originally scheduled. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination.

5.2 Additional Severance Benefit Conditions. Executive shall not receive any of the benefits pursuant to Section 5.1 unless he executes the Release within the consideration period specified therein, which shall in no event be more than 60 days, and until the Release becomes effective and can no longer be revoked by Executive under its terms. Executive’s ability to receive benefits pursuant to Section 5.1 is further conditioned upon him: returning all Company property; complying with his post-termination obligations under this Agreement and the PIIA; and complying with the Release, including without limitation any non-disparagement and confidentiality provisions contained therein.

5.3 Executive’s Termination for Good Reason. Executive may terminate his employment for Good Reason (as defined below) by giving the Chief Executive Officer thirty (30) calendar days written notice of intent to terminate, which notice sets forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination. Executive’s ability to terminate for Good Reason is contingent upon his agreement to allow the Company to remedy within such thirty (30) day period, the events constituting Good Reason. If a termination for Good Reason occurs, Executive shall receive the benefits set forth in Section 5.1 as if the termination were a termination without Cause by the Company.

5.4 Termination for Cause. In the event the Company terminates Executive for Cause (as defined below), Executive shall receive payment for any earned but unpaid Base Salary and any accrued but unused vacation through and including the date of termination, less applicable withholding and deductions. The Company shall have no further obligation except as otherwise may be required by law. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination.

5.5 Resignation by Executive. In the event Executive resigns his employment with the Company, Executive shall receive payment for any earned but unpaid Base Salary and any accrued but unused vacation through and including the date of termination, less applicable withholding and deductions. The Company shall have no further obligation except as otherwise may be required by law. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination.

5.6 Termination of Employment due to Death or Disability. In the event Executive’s employment terminates due to death or disability, Executive (or his estate) shall receive payment for any earned but unpaid Base Salary and any accrued but unused vacation through and including the date of termination, less applicable withholding and deductions. The Company shall have no further obligation except as otherwise may be required by law. Vesting of any unvested stock options and/or other equity securities shall cease on the date of termination

5.7 Effect of Termination. Executive agrees that should his employment be terminated for any reason, including Executive’s resignation, he shall be deemed to have resigned from any and all positions with the Company, including, but not limited, to a position (if any) on the Board.

5.8 Section 409A Compliance. It is intended that any benefits under this Agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), provided under Treasury Regulations Sections 1.409A-1(b)(4), and 1.409A-1(b)(9), and this Agreement will be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this Agreement (and any definitions hereunder) will be construed in a manner that complies with Section 409A. For purposes of Section 409A (including, without limitation, for purposes of Treasury Regulations Section 1.409A-2(b)(2)(iii)), Executive’s right to receive any installment payments under this Agreement (whether severance payments, if any, or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this Agreement, if Executive is deemed by the Company at the time of termination to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i), and if any of the payments set forth herein are deemed to be “deferred compensation,” then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided prior to the earliest of (i) the expiration of the six-month period measured from the date of termination, (ii) the date of Executive’s death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such period, all payments deferred pursuant to this paragraph shall be paid in a lump sum, and any remaining payments due shall be paid as otherwise provided herein. No interest shall be due on any amounts so deferred.

5.9 Section 280G.

(a) If any payment or benefit Executive would receive from the Company or otherwise in connection with a Change in Control or other similar transaction (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment will be equal to the Reduced Amount. The “Reduced Amount” will be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax, or (y) the largest portion, up to and including the total, of the Payment, whichever amount ((x) or (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a Reduced Amount will give rise to the greater after tax benefit, the reduction in the Payments will occur in the following order: (a) reduction of cash payments; (b) cancellation of accelerated vesting of equity awards other than stock options; (c) cancellation of accelerated vesting of stock options; and (d) reduction of other benefits paid to Executive. Within any such category of payments and benefits (that is, (a), (b), (c) or (d)), a reduction will occur first with respect to amounts that are not “deferred compensation” within the meaning of Section 409A of the Code and then with respect to amounts that are “deferred compensation” within the meaning of Section 409A of the Code. In the event that acceleration of compensation from Executive’s equity awards is to be reduced, such acceleration of vesting will be canceled, subject to the immediately preceding sentence, in the reverse order of the date of grant.

5.10 The registered public accounting firm engaged by the Company for general audit purposes as of the day prior to the effective date of the event described in Section 280G(b)(2)(A)(i) of the Code will perform the foregoing calculations. If the registered public accounting firm so engaged by the Company is serving as accountant or auditor for the acquirer or is otherwise unable or unwilling to perform the calculations, the Company will appoint a nationally recognized firm that has expertise in these calculations to make the determinations required hereunder. The Company will bear all expenses with respect to the determinations by such independent registered public accounting firm required to be made hereunder. The firm engaged to make the determinations hereunder will provide its calculations, together with detailed supporting documentation, to the Company and Executive within 30 calendar days after the date on which Executive’s right to a Payment is triggered (if requested at that time by the Company or Executive) or such other time as reasonably requested by the Company or Executive. Any good faith determinations of the independent registered public accounting firm made hereunder will be final, binding and conclusive upon the Company and Executive.

6. DEFINITIONS.

6.1 “Cause” for termination shall mean that the Company has determined in its sole discretion that any one or more of the following has occurred: (i) Executive’s commission of a felony; (ii) any act or omission of Executive constituting dishonesty, fraud, immoral, or disreputable conduct that causes material harm to the Company; (iii) Executive’s violation of Company policy that causes material harm to the Company; (iv) Executive’s material breach of any written agreement between Executive and the Company which, if curable, remains uncured for thirty (30) days after notice; or (v) breach of fiduciary duty.

6.2 “Change in Control” shall have the same meaning and effect as “Change in Control” is defined in the Company’s 2014 Equity Incentive Plan, as may be amended from time to time.

6.3 “Good Reason” shall mean the occurrence of any of the following without Executive’s prior written consent: (i) the assignment to Executive of any duties or responsibilities which result in the material diminution of Executive’s then current position; provided, however, that the acquisition of the Company and subsequent conversion of the Company to a division or unit of the acquiring company will not by itself result in a diminution of Executive’s position; or (ii) a reduction by the Company in Executive’s annual base salary by greater than thirty percent (30%), except to the extent the base salaries of other similarly situated employees of the Company are accordingly reduced; or (iii) any request by the Company that Executive relocate to a new principal base of operations that would increase Executive’s one-way commute distance by more than one hundred (100) miles from his then-principal base of operations, unless Executive accepts such relocation opportunity. Notwithstanding the foregoing, any actions taken by the Company to accommodate a disability of Executive or pursuant to the Family and Medical Leave Act shall not be a Good Reason for purposes of this Agreement.

7. Resolution of Disputes. The parties recognize that litigation in federal or state courts or before federal or state administrative agencies of disputes arising out of Executive’s employment with the Company or out of this Agreement, or Executive’s termination of employment or termination of this Agreement, may not be in the best interests of either Executive or the Company, and may result in unnecessary costs, delays, complexities, and uncertainty. The parties agree that any dispute between the parties arising out of or relating to the negotiation, execution, performance or termination of this Agreement or Executive’s employment, including, but not limited to, any claim arising out of this Agreement, claims under Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act of 1990, Section 1981 of the Civil Rights Act of 1966, as amended, the Family Medical Leave Act, the Employee Retirement Income Security Act, and any similar federal, state or local law, statute, regulation, or any common law doctrine, whether that dispute arises during or after employment, shall be settled by binding arbitration in accordance with the National Rules for the Resolution of Employment Disputes of the American Arbitration Association; provided however, that this dispute resolution provision shall not apply to any separate agreements between the parties that do not themselves specify arbitration as an exclusive remedy. The location for the arbitration shall be New York City, New York . Any award shall be final, binding and conclusive on the parties for all purposes, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The parties acknowledge and agree that their obligations to arbitrate under this Section survive the termination of this Agreement and continue after the termination of the employment relationship between Executive and the Company. The parties each further agree that the arbitration provisions of this Agreement shall provide each party with its exclusive remedy, and each party expressly waives any right it might have to seek redress in any other forum, except as otherwise expressly provided in this Agreement. By election arbitration as the means for final settlement of all claims, the parties hereby waive their respective rights to, and agree not to, sue each other in any action in a Federal, State or local court with respect to such claims, but may seek to enforce in court an arbitration award rendered pursuant to this Agreement. The parties specifically agree to waive their respective rights to a trial by jury, and further agree that no demand, request or motion will be made for trial by jury

8. GENERAL PROVISIONS.

8.1 Representations and Warranties. Executive represents and warrants that Executive is not restricted or prohibited, contractually or otherwise, from entering into and performing each of the terms and covenants contained in this Agreement, and that Executive’s execution and performance of this Agreement will not violate or breach any other agreements between the Executive and any other person or entity.

8.2 Advertising Waiver. Executive agrees to permit the Company, and persons or other organizations authorized by the Company, to use, publish and distribute advertising or sales promotional literature concerning the products and/or services of the Company in which Executive’s name and/or pictures of Executive appear. Executive hereby waives and releases any claim or right Executive may otherwise have arising out of such use, publication or distribution.

8.3 Entire Agreement; Governing Law; Additional Provisions. This Agreement, along with the PIIA, constitutes the complete, final and exclusive embodiment of the entire agreement between Executive and the Company with regard to its subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This Agreement may not be modified or amended except in a writing signed by both Executive and a duly authorized member of the Board. This Agreement will bind the heirs, personal representatives, successors and assigns of both Executive and the Company, and inure to the benefit of both Executive and the Company, and to his and its heirs, successors and assigns. If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, this determination will not affect any other provision of this Agreement and the provision in question will be modified so as to be rendered enforceable. This Agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of Connecticut applied to contracts made and to be performed entirely within Connecticut. Any ambiguity in this Agreement shall not be construed against either party as the drafter. Any waiver of a breach of this Agreement shall be in writing and shall not be deemed to be a waiver of any successive breach.

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This Agreement may be executed in counterparts and facsimile signatures will suffice as original signatures.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first written above.

CARA THERAPEUTICS, INC.

By:	/s/ Derek Chalmers
Name:	Derek Chalmers
Title:	Chief Executive Officer

Accepted and agreed:

/s/ Joseph Stauffer, D.O.
JOSEPH STAUFFER, D.O.